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                               Eye Dynamics, Inc.
                            2301 205th St., Suite 106
                               Torrance, CA 90501


                                  July 30, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

              Re:  Eye Dynamics, Inc.
                   Withdrawal of Registration Statement on Form SB-2 File No. 333-54408
                   ------------------


Dear Sirs:

         Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Eye Dynamics, Inc. ( the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 (SEC File No. 333-54408), along with any amendments filed thereto (the "Registration Statement").

         The Company requests such withdrawal as it has concluded that the cost of proceeding with the registration is prohibitive in comparison with the likely benefit.

         No securities have been sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

                                              Very truly yours,

                                              Eye Dynamics, Inc.

                                              By: /s/ Charles E. Phillips
                                                --------------------------------
                                                Charles E. Phillips, President